SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 5)

           Under the Securities Exchange Act of 1934

                Forum Retirement Partners, L.P.
                -------------------------------
                        (Name of Issuer)

             Partnership Preferred Depositary Units
             --------------------------------------
                 (Title of Class of Securities)

                          349 851 105
                         --------------
                         (CUSIP Number)

                       Forum Group, Inc.
                     8900 Keystone Crossing
                           Suite 200
               Indianapolis, Indiana  46240-0498
                Attention:  John H. Sharpe, Esq.
                         (317) 846-0700
         ---------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       October 12, 1994
             ------------------------------------
             (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 6 Pages

                                 SCHEDULE 13D

CUSIP NO.   349 851 105                          Page   2   of   6   Pages
- --------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum Group, Inc.
- --------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
2                                                                    (b) x
- --------------------------------------------------------------------------
     SEC USE ONLY
3

- --------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
- --------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(d) or 2(e)                                            ( )

- --------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Indiana
- --------------------------------------------------------------------------
                               7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                  4,921,980 Units
BY EACH REPORTING              -------------------------------------------
PERSON WITH
                               8    SHARED VOTING POWER

                                    0
                               -------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                    4,921,980 Units
                               -------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
- --------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     9,427,791 Units
- --------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                                           ( )

- --------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     61.7%
- --------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
- --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   349 851 105                          Page   3   of   6   Pages
- --------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum A/H, Inc.
- --------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
2                                                                    (b) x
- --------------------------------------------------------------------------
     SEC USE ONLY
3

- --------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     AF WC
- --------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(d) or 2(e)                                                ( )

- --------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
- --------------------------------------------------------------------------
                               7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                  4,505,811 Units
BY EACH REPORTING              -------------------------------------------
PERSON WITH                    8    SHARED VOTING POWER

                                    0
                               -------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                    4,505,811 Units
                               -------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                    0
- --------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     9,427,791 Units
- --------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                                           ( )

- -------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     61.7%
- --------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
- --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  This Amendment No. 5 amends and supplements the Statement on
Schedule 13D filed on August 24, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Group, Inc., an Indiana corporation. Capitalized terms used herein not otherwise defined have the respective meanings ascribed to them in the
Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended by adding the following at the end thereof:

       On October 12, 1994, FGI purchased 791,000 Units in a privately negotiated transaction for an aggregate purchase price of $2,373,000, or $3.00 per Unit (such purchase being hereinafter referred to as the "October 12 Purchase"). The funds required by FGI to pay the purchase price for the Units purchased by it in the October 12 Purchase were obtained from FGI's existing cash balances.

Item 4.     Purpose of Transaction.

  Item 4 is hereby amended by adding the following at the end thereof:

       FGI's principal purpose in consummating the October 12
     Purchase was to increase its equity interest in the Partnership.

Item 5.     Interest in Securities of the Issuer.

  Item 5 is hereby amended by deleting the second paragraph thereof in its entirety and substituting the following therefor:

       Immediately following the October 12 Purchase, (i) FGI directly owned 4,921,980 Units, constituting 32.2% of the total number of Units outstanding, as to which, subject to the terms of the Partnership Agreement, it had sole voting and dispositive power, and (ii) Forum A/H (FGI's wholly owned subsidiary) directly owned 4,505,811 Units, constituting 29.5% of the total number of Units outstanding, as to which, subject to the terms of the Partnership Agreement and the security agreement described in Item 6 below, it had sole voting and dispositive power. By reason of the relationship described in Item 2 above, FGI may be deemed to own beneficially the Units owned directly by Forum A/H. Further, FGI and Forum A/H may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act.

                           SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum A/H, Inc.

Dated:  October 13, 1994

                                   FORUM GROUP, INC.



                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*


* Pursuant to a Power of Attorney executed on behalf of Forum
  Group, Inc. and previously filed as Exhibit 7 to the
  Schedule 13D.

                           SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum Group, Inc.

Dated:  October 13, 1994

                                   FORUM A/H, INC.



                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*




* Pursuant to a Power of Attorney executed on behalf of Forum
  A/H and previously filed as Exhibit 7 to the Schedule 13D.